Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon USA Energy, Inc.
(Commission File No. 001-32567)

[Delek US Logo]
Re: Looking Ahead
We recently crossed another milestone in this transaction with our registration statement being declared effective by the Securities and Exchange Commission. This now puts us on course for Delek and Alon stockholders to vote to approve this combination during the upcoming shareholder meetings at the end of June, followed by an expected closing on July 1, 2017.

This is an exciting time for our two companies. As we come together, we’ll create a larger, stronger and more diverse organization that offers opportunities for continued growth in the future.

We expect the combined organization to benefit from the following:

•	Doubling our refining capacity with increased Permian Basin exposure.

•	An integrated retail store network with the potential for future growth.

•	Larger Asphalt and Renewable fuels businesses.

•	Broadened marketing platform that reaches the Southeast and Southwest U.S.

•	Opportunities to benefit from increased purchasing power across our organization.

•	Ability to use Best Practices to become more efficient and reduce costs.

•	Integrating the two organizations to benefit from new skills of the combined team.

While we’re excited about the future of our companies, we also recognize that this is an emotional time for many of you. Change is not often easy, and we understand that the uncertainty that comes with a merger can be difficult. In an effort to make this transition as seamless and easy as possible, we will continue to be transparent and communicate important decisions well ahead of time. For instance, to provide more clarity about what will happen to your jobs once Alon becomes part of Delek, we spent the last few weeks informing employees of the next steps and what is expected to occur to different roles after the transaction closes. It’s important to us to be as transparent with you as possible, and to bring you as much clarity as we can at this point in time about the process. We will continue to do everything we can to make this transition as smooth as possible.

Once we close on July 1, we will begin integrating the two organizations, leveraging our combined strengths and capabilities. This is an opportunity for all of us to make meaningful contributions to maximize performance and support our growth to ensure the future success of our combined company.

In the meantime, we’ll continue to answer your questions and help you navigate through this transition the best we can. The Communications Committee recently shared an updated set of FAQs. In addition, you can expect to start receiving welcome materials—including your onboarding timeline, what you need to do as you join Delek and key contacts once we announce the close of the transaction. The leadership team will be visiting key Alon sites in the weeks following close. We look forward to meeting with many of you to share our plans, get to know you, listen to your thoughts about the new organization, and celebrate this significant milestone in the company’s history.

For now, it is important that we all stay focused on the day-to-day activities at hand. Thanks to your hard work and dedication to the businesses, there have been very minimal disruptions up to this point. Let’s continue to operate our businesses as usual and provide our customers with the same high standards and service that they have come to expect.

If you have any questions or concerns about the transition, please feel free to contact me directly.

We look forward to welcoming you to the Delek team.

Sincerely,
Uzi Yemin
Chairman, President and Chief Executive Officer
Delek US Holdings, Inc.

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek Holdco filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-216298), which was declared effective by the SEC on May 26, 2017. Delek US and Alon have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed merger with the SEC. Delek US and Alon began mailing the definitive joint proxy statement/prospectus to their respective security holders on May 30, 2017. The definitive joint proxy statement/prospectus, dated May 30, 2017, contains important information about Delek US, Alon, the proposed merger and related matters. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement(s) (when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US' website at http://www.delekus.com or by contacting Delek US' Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US' 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2017, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the Annual Report on Form 10-K/A, which was filed with the SEC on May 1, 2017, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.